Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM
1.	Press Release – June 7, 2007

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724

PRESS RELEASE

São Paulo, Brazil, June 7, 2007 – ULTRAPAR PARTICIPAÇÕES S.A.(BOVESPA:UGPA4/NYSE:UGP) (“Ultrapar” or the “Company”) a company engaged in fuel distribution (through Ultragaz/lpiranga), production of chemicals (through Oxiteno), and in providing integrated logistics solutions for special bulk cargo (through Ultracargo), announces that on June 7, 2007, Ultrapar filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2006 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.ultra.com.br. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from the date of this press release from the Ultrapar Investor Relations Department via email at invest@ultra.com.br.

Any further information or questions regarding the 2006 Annual Report may be obtained by contacting the Ultrapar Investor Relations Department.

São Paulo, June 7, 2007

ULTRAPAR PARTICIPAÇÕES S.A.

André Covre

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: June 7, 2007

	By:	/s/ Andre Covre
	Name:	Andre Covre
	Title:	Chief Financial and Investor Relations Officer